This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about September 22, 2005

Item 3.	News Release

September 23, 2005 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Closes $15 Million Bought Deal Financing

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF), announces that it has completed the bought deal financing of 11,538,500 common shares at a price of $1.30 per share announced September 1, 2005. The private placement was completed through Canaccord Capital Corporation and raised gross proceeds of approximately $15 million including approximately $3 million received from the exercise of an over-allotment option by Canaccord. The non-brokered financing also announced on September 1, 2005 will not proceed.

Item 5.	Full Description of Material Change

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF), announces that it has completed the bought deal financing of 11,538,500 common shares at a price of $1.30 per share announced September 1, 2005. The private placement was completed through Canaccord Capital Corporation and raised gross proceeds of approximately $15 million including approximately $3 million received from the exercise of an over-allotment option by Canaccord. The non-brokered financing also announced on September 1, 2005 will not proceed.

The common shares issued pursuant to the private placement will have a four month hold period which expires on January 23, 2006.

The net proceeds of the financing will be used to continue TAG’s oil and gas exploration program in New Zealand as well as for working capital.

TAG Oil Ltd. is a Canadian-based exploration company that is exploring for oil and natural gas in New Zealand. For further information please go to our website at www.tagoil.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 682-6496

Item 9.	Date of Report

September 23, 2005

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia